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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

(AMENDMENT NO. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

PEOPLEPC INC.
(Name of Subject Company (Issuer))

EL SUB, INC.
A WHOLLY OWNED SUBSIDIARY OF
EARTHLINK, INC.
AND
EARTHLINK, INC.
(OFFERORS)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, $.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

709776108
(CUSIP Number of Class of Securities)

Samuel R. DeSimone, Jr.
EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30309
(404) 815-0770
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
Telephone (404) 888-4000

CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable*	Amount of Filing Fee: Not Applicable*

*
$2,860.31 was previously paid in connection with the original filing on June 19, 2002. No additional filing fee is required herewith.

☐  Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party offer subject to Rule 14d-1
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transactions subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 19, 2002 (as amended, the "Schedule TO") by EL Sub, Inc., a Delaware corporation ("Offeror") and a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("Parent"), relating to the offer by Offeror and Parent to purchase all outstanding shares of common stock, $.0001 par value per share (the "Shares"), of PeoplePC Inc., a Delaware corporation (the "Company"), at a purchase price of $0.0221 per Share, net to the seller in cash, less any withholding taxes, and without interest thereon, upon the terms and subject to the conditions set forth in the Offer Agreement dated June 9, 2002 (the "Offer Agreement") between Offeror, Parent and the Company and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were previously filed as exhibits to the Schedule TO.

        Except as amended hereby, all of the disclosures set forth in the Schedule TO previously filed remain unchanged.

        ITEMS 4 AND 8 TERMS OF THE TRANSACTION AND INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 4 and Item 8 of Schedule TO are amended and supplemented as follows:

        The Offer concluded at 12:00 Midnight, Eastern time, on Tuesday, July 30, 2002. Based on information provided by American Stock Transfer & Trust Company, the depositary for the Offer, approximately 542,743,200 Shares were validly tendered in the Offer, which represent approximately 93% of the Company's outstanding Shares. Offeror purchased all of the properly tendered Shares on July 31, 2002.

        Pursuant to the terms of the Offer Agreement, Purchaser will be merged (the "Merger") with and into the Company with the surviving company becoming a wholly owned subsidiary of EarthLink. EarthLink anticipates that the Merger will be accomplished in the immediate future under Section 253 of the General Corporation Law of the State of Delaware providing for the Merger without a vote of the Company's stockholders. Following the Merger, all remaining stockholders of the Company who did not tender their shares in the Offer or validly demand appraisal rights in accordance with Delaware law will have the right to receive the same $.0221 per Share in cash, without interest, paid in the Offer.

        ITEM 12. EXHIBITS

99(a)(1)(J)    Press release dated July 31, 2002*

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
/s/ CHARLES G. BETTY Charles G. Betty, Chief Executive Officer (Name and Title)
July 31, 2002 (Date)
EL SUB, INC.
/s/ CHARLES G. BETTY Charles G. Betty, Chief Executive Officer (Name and Title)
July 31, 2002 (Date)

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(J)	Press Release dated July 31, 2002.*
*
Filed herewith.

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